TRANSGLOBE ENERGY ACQUIRES ADDITIONAL
INTEREST IN WEST GHARIB PROPERTIES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 18, 2008 – TransGlobe Energy Corporation (“TransGlobe”) is pleased to announce it has completed the acquisition of an additional 25 percent in certain leases on its West Gharib (Arab Republic of Egypt) properties from its partner, a private company registered in Cyprus, for consideration of US$18.0 million adjusted to June 1, 2008. This acquisition brings TransGlobe’s holdings to a 100 percent working interest on all nine West Gharib leases.

The acquisition was funded from TransGlobe’s expanded credit facility and working capital. TransGlobe’s average daily production increases by approximately 400 barrels of oil per day (“Bopd”), effective today. The purchase price paid by TransGlobe translates into approximately US$16.20 per barrel of Proved Plus Probable reserves or approximately US$45,000 per flowing Bopd, in line with recent similar transactions in the area. Depending upon the size of future reserve additions in the East Hoshia and South Rahmi fields, TransGlobe has agreed to pay the partner a success fee up to $5.0 million and $2.0 million, respectively.

Ross Clarkson, President and Chief Executive Officer of TransGlobe, commented: “The West Gharib acquisition established TransGlobe as a producing operator in the Middle East and we are very pleased to increase our interest. The early drilling successes have proved the value of the assets. We believe there are more production and reserve gains to come from the West Gharib lands.”

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: investor.relations@trans-globe.com